Exhibit (a)(1)(C)

Offer to Purchase

All Outstanding Shares of Common Stock

of

EVOKE PHARMA, INC.

at

$11.00 per share in cash

Pursuant to the Offer to Purchase dated November 17, 2025

by

QOL-EOS MERGER SUB, INC.,

a direct wholly-owned subsidiary of

QOL MEDICAL, LLC

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE MINUTE PAST 11:59 P.M., NEW YORK CITY TIME, ON DECEMBER 15, 2025, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

November 17, 2025

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

We have been engaged by QOL-EOS Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a direct wholly-owned subsidiary of QOL Medical, LLC, a Delaware limited liability company (“Parent”), to act as information agent (the “Information Agent”) in connection with Purchaser’s offer to purchase all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Evoke Pharma, Inc., a Delaware corporation (“Evoke”), at a price of $11.00 per Share, in cash, without interest and subject to any withholding of taxes required by applicable legal requirements. Such offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase (as it may be amended, supplemented or otherwise modified from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as it may be amended, supplemented or otherwise modified from time to time, the “Letter of Transmittal”) which, together with the Offer to Purchase, collectively constitute the “Offer.” Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee.

The conditions to the Offer are described in Section 15 of the Offer to Purchase.

For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

1.	The Offer to Purchase;

2.	The Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9) for informational purposes only;

3.

A form of letter which may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer;

4.	Notice of Guaranteed Delivery for informational purposes only; and

5.	Evoke’s Solicitation/Recommendation Statement on Schedule 14D-9.

We urge you to contact your clients as promptly as possible. Please note that the Offer and withdrawal rights will expire at one minute past 11:59 P.M., New York City time, on December 15, 2025, unless the Offer is otherwise extended or earlier terminated.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of November 3, 2025 (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among Evoke, Parent and Purchaser, pursuant to which, after consummation of the Offer and the satisfaction or waiver of certain conditions, Purchaser will merge with and into Evoke in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), upon the terms and subject to the conditions set forth in the Merger Agreement, with Evoke continuing as the surviving corporation and becoming a direct wholly owned subsidiary of Parent (the “Merger,” and together with the Offer and the other transactions contemplated by the Merger Agreement, the “Transactions”).

Evoke’s board of directors has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to and in the best interests of the Evoke and its stockholders, and declared it advisable for Evoke to enter into the Merger Agreement and to consummate the transactions contemplated by the Merger Agreement in accordance with the DGCL, (ii) adopted, approved and declared advisable the execution and delivery by Evoke of the Merger Agreement, the performance by Evoke of its covenants and agreements contained in the Merger Agreement and the consummation of the Offer and the Merger and the other transactions contemplated by the Merger Agreement upon the terms and subject to the conditions contained therein, (iii) resolved that the Merger Agreement and the Merger be effected under Section 251(h) of the DGCL and that the Merger be effected as soon as practicable following the date and time of the irrevocable acceptance for payment by Purchaser of the Shares that have been validly tendered and not validly withdrawn pursuant to and subject to the conditions of the Offer without a vote of the stockholders of Evoke, (iv) resolved, subject to the terms and conditions set forth in the Merger Agreement, to recommend that the stockholders of Evoke accept the Offer and tender their Shares to Purchaser pursuant to the Offer, and (v) to the extent necessary, adopted a resolution having the effect of causing the Merger Agreement and the transactions contemplated thereby not to be subject to any anti-takeover laws that might otherwise apply to the transactions contemplated thereby.

For Shares to be validly tendered to Purchaser pursuant to the Offer, the confirmation of receipt of such Shares under the procedure for book-entry transfer, together with an “Agent’s Message” (as defined in the Offer to Purchase) must be timely received by the Depositary. If you wish to tender Shares pursuant to the Offer and cannot complete the procedure for delivery by book-entry transfer described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” of the Offer to Purchase, in each case prior to the Expiration Time, you may tender your Shares by following the procedures for guaranteed delivery set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” of the Offer to Purchase.

Purchaser will not pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary, the Information Agent and the Solicitation Agent as described in the Offer to Purchase) in connection with the solicitation of tenders of Shares pursuant to the Offer. Purchaser will, however, upon request, reimburse brokers, dealers, commercial banks and trust companies for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers. Except as set forth in Instruction 6 of the Letter of Transmittal, Purchaser will pay all stock transfer taxes applicable to its purchase of Shares pursuant to the Offer.

Any inquiries you may have with respect to the Offer should be addressed to, and additional copies of the enclosed materials may be obtained from, the Information Agent at the addresses and telephone numbers set forth on the back cover of the Offer to Purchase.

Very truly yours,

Broadridge Corporate Issuer Solutions, LLC

Nothing contained herein or in the enclosed documents shall render you, the agent of Purchaser, the Information Agent or the Depositary or any affiliate of any of them or authorize you or any other person to use any document or make any statement on behalf of any of them in connection with the Offer other than the enclosed documents and the statements contained therein.

The Information Agent for the Offer is:

Broadridge Corporate Issuer Solutions, LLC

51 Mercedes Way

Edgewood, NY 11717

Stockholders may call: (855) 793-5068 (toll-free from the United States or Canada) or

(720) 414-6898 (from outside of the United States or Canada)

Banks and Brokers may call collect: (720) 414-6898

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